Exhibit 99.1



FOR IMMEDIATE RELEASE

Investor Contact:	**Media Contact:**
Robert S. Schneider	**Maria F. Slippen**
USI Holdings Corporation	**USI Holdings Corporation**
914-749-8502	**914-749-8511**
rschneider@usi.biz	**maria.slippen@usi.biz**

USI Holdings Corporation Announces Appointment of Chief Information Officer

BRIARCLIFF MANOR, N.Y. – March 23, 2006 – USI Holdings Corporation (Nasdaq: USIH) today announced the appointment of Stewart H. Gibson as Senior Vice President and Chief Information Officer. This appointment further enhances USI's current ability to deliver technology enabled, fully integrated delivery of insurance and financial services. Mr. Gibson will be based in USI's corporate office in Briarcliff Manor, NY and will report to Robert S. Schneider, USI's Executive Vice President and Chief Financial Officer.

Since 2000, Mr. Gibson has served on the executive team at Pitney Bowes in various roles including Vice President of Solutions Management, Vice President of Address Management & Data Quality and Vice President of eBusiness and Product Support. Each of these positions involved leading teams in variety of initiatives focused around defining the company's growth strategy. Prior to Pitney Bowes, Mr. Gibson was the Senior Vice President and Chief Technology Officer at EFACILITY.COM, overseeing technology development and construction of the business. Mr. Gibson held multiple positions at GE, most recently as Chief Information Officer of GE Support Services where he supported the business, facilitated growth and implemented tools and solutions which improved productivity and transformed the technology team into a results-driven organization. His GE experience also included 10 years leading technology in a shared services environment. Mr. Gibson graduated from Carnegie Mellon University with a Bachelor's degree in Information Systems.

Commenting on the appointment, Mr. Schneider said, "Stewart brings to USI uniquely appropriate experience focused on delivering results in information technology at financial services companies. This experience will enable USI to further ensure consistent delivery of national resources to our clients locally. His leadership experience will benefit USI greatly as we focus on our business plan and best practices in 2006. The management team and I are pleased to welcome Stewart to the USI team."

About USI Holdings Corporation

Founded in 1994, USI is a leading distributor of insurance and financial products and services to businesses throughout the United States. USI is headquartered in Briarcliff Manor, NY, and operates out of 71 offices in 19 states. Additional information about USI may be found at www.usi.biz.